# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arena Group Holdings, Inc., CIK 0000894871
CUSIP: 040044109
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 200 Vesey Street, 24th Floor, New York, New York (NY), 10281
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001493152-23-044080
Filed by CIK 0001845071
Persons authorized to receive notices and communications: Manoj Bhargava, 38955 Hills Tech Drive, Farmington Hills, Michigan (MI), 48331, 248-960-1700

## Reporting persons
- Simplify Inventions, LLC (CIK 0001845071): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 31,471,923; aggregate amount beneficially owned 31,471,923 (66.3% of the class)
  Comment: Ownership percentage based on 47,465,749 shares of Common Stock outstanding as of November 14, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 14, 2024.
- Manoj Bhargava: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 33,865,608; sole dispositive power 0; shared dispositive power 31,471,923; aggregate amount beneficially owned 33,865,608 (71.3% of the class)
  Comment: Ownership percentage based on 47,465,749 shares of Common Stock outstanding as of November 14, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 14, 2024.
- Michael Weintraub: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 33,865,608; sole dispositive power 0; shared dispositive power 2,393,685; aggregate amount beneficially owned 33,865,608 (71.3% of the class)
  Comment: Ownership percentage based on 47,465,749 shares of Common Stock outstanding as of November 14, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 14, 2024.
- MBX Capital AREN LLC: type of reporting person: individual (IN); citizenship or place of organization: Michigan (MI); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 33,865,608; sole dispositive power 0; shared dispositive power 2,393,685; aggregate amount beneficially owned 33,865,608 (71.3% of the class)
  Comment: Ownership percentage based on 47,465,749 shares of Common Stock outstanding as of November 14, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 14, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: Arena Group Holdings, Inc.
Address of issuer's principal executive offices: 200 Vesey Street, 24th Floor, New York, New York (NY), 10281
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the statements on Schedule 13D (as amended from time to time, the "Schedule 13D") originally filed by Manoj Bhargava and Simplify Inventions, LLC ("Simplify" and, together with Manoj Bhargava, collectively referred to as the "Original Reporting Persons") on December 7, 2023, as amended by amendment No. 1 to Schedule 13D filed by the Original Reporting Persons on December 12, 2023 and amendment No. 2 to Schedule 13D filed by the Original Reporting Persons on February 16, 2024. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed by the Original Reporting Persons, Michael Weintraub and MBX Capital AREN LLC ("MBX," and together with the Original Reporting Persons and Michael Weintraub, the "Reporting Persons").

Manoj Bhargava is the sole manager, the control person and the Chief Executive Officer of Simplify.

Michael Weintraub is the sole manager and a control person of MBX.
Residence or business address: The business address of each of the Reporting Persons is 38955 Hills Tech Drive, Farmington Hills, MI 48331.
Present principal occupation or employment:
The present principal business of Simplify is owning and operating various companies in manufacturing, real estate, media and other industries. Manoj Bhargava is the Chief Executive Officer and manager of Simplify and directs the voting and investment activities of Simplify and other affiliated private investment vehicles. The present principal occupation of Manoj Bhargava is as Chief Executive Officer of Innovation Ventures LLC (dba "5-hour ENERGY"), a subsidiary of Simplify.

The present principal business of MBX is an investment group that identifies opportunities within healthcare, media and financial sectors. Michael Weintraub is the sole manager of MBX and directs the voting and investment activities of MBX and other affiliated private investment vehicles. The present principal occupation of Michael Weintraub is portfolio manager.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Simplify is organized under the laws of the State of Delaware. Manoj Bhargava is a citizen of the United States.

MBX is organized under the laws of the State of Michigan. Michael Weintraub is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information provided in Item 4 of this Amendment No. 3 is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 19, 2024, the Issuer entered into an amendment (the "Amendment") to its loan agreement dated March 13, 2024 with Simplify as lender (the "Simplify Loan"). As amended, the Simplify Loan provides for up to $50 million of borrowings and will mature on December 1, 2026. The parties also entered into an amended and restated promissory note dated August 19, 2024 to memorialize these changes.

A copy of the Simplify Loan and the Amendment are attached to this Amendment No. 3 as Exhibit I and Exhibit J, respectively, and incorporated herein by reference.

On August 19, 2024, the Issuer and Simplify also entered into a Common Stock Purchase Agreement (the "Purchase Agreement"), whereby $15,000,000 of outstanding indebtedness under the Simplify Loan was exchanged for 17,797,817 shares of Issuer common stock, or a price of approximately $0.84 per share.

A copy of the Purchase Agreement is attached to this Amendment No. 3 as Exhibit K and incorporated herein by reference.

On December 20, 2024, Simplify and MBX entered into a Stock Purchase Agreement (the "Sale Agreement"), pursuant to which Simplify sold 2,393,685 shares of the Issuer's common stock to MBX at a price of $0.8428 per share, representing an aggregate price of $2,017,397,72. The purchase of such shares was funded with the working capital of MBX.

A copy of the Sale Agreement is attached to this Amendment No. 3 as Exhibit L and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in responses 7 through 13 of the "Reporting Person Information" and "Additional Reporting Person Information" sections of this Amendment No. 3 are incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in responses 7 through 13 of the "Reporting Person Information" and "Additional Reporting Person Information" sections of this Amendment No. 3 are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment No. 3, the Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information provided in Item 4 of this Amendment No. 3 is incorporated by reference herein.

The Reporting Persons have orally agreed that Mr. Weintraub and MBX shall share voting power with respect to the shares of the Issuer's common stock held by Simplify.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit I - Loan Agreement between The Arena Group Holdings, Inc. and Simplify Inventions, LLC dated March 13, 2024 (incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed with the SEC on March 20, 2024).

Exhibit J - Amendment No. 1 to Loan Documents between the Company and Simplify Inventions, LLC dated August 19, 2024 (incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed with the SEC on August 23, 2024).

Exhibit K - Common Stock Purchase Agreement between the Company and Simplify Inventions, LLC dated August 19, 2024 (incorporated by reference from Exhibit 10.3 to the Company's Form 8-K filed with the SEC on August 23, 2024).

Exhibit L - Stock Purchase Agreement between MBX Capital AREN LLC and Simplify Inventions, LLC, dated December 20, 2024.

Exhibit M - Joint Filing Agreement among the Reporting Persons, dated December 27, 2024

## Signatures
- Simplify Inventions, LLC: /s/ Manoj Bhargava, Manoj Bhargava/Manager (12/27/2024)
- Manoj Bhargava: /s/ Manoj Bhargava, Manoj Bhargava (12/27/2024)
- Michael Weintraub: /s/ Michael Weintraub, Michael Weintraub (12/27/2024)
- MBX Capital AREN LLC: /s/ Michael Weintraub, Michael Weintraub/Manager (12/27/2024)